Exhibit 1

Media Relations	Investor Relations
Paula Andrea Escobar	Jesús Ortiz
+57 (1) 603-9079	+57 (1) 603-9051
paulaandrea.escobar@cemex.com	jesus.ortizd@cemex.com

CEMEX LATAM HOLDINGS REPORTS

FOURTH QUARTER 2015 RESULTS

•	New historic records in Central America during 2015

•	Free Cash Flow after maintenance CAPEX was positively impacted by substantial results in Working Capital

BOGOTA, COLOMBIA, FEBRUARY 04, 2016 – CEMEX Latam Holdings, S.A. (“CLH”) (BVC: CLH), announced today that its consolidated net sales reached US$1,427 million during 2015, a decrease of 17% compared to 2014. During the fourth quarter of 2015, net sales declined by 19% versus the fourth quarter of 2014 mainly explained by foreign-exchange fluctuations and lower sales in our operations in Colombia and Panama. Adjusting for foreign-exchange fluctuations, consolidated net sales both for the fourth quarter and for 2015 decreased by 1%, on a year-over-year basis.

Operating EBITDA, also adjusted for foreign-exchange fluctuations, declined by 6% during the fourth quarter and for the full year compared to the same periods in 2014.

For the full year 2015 consolidated domestic gray cement, ready-mix and aggregates volumes decreased by 6%, 3%, and 3% respectively, compared to the same period last year.

Carlos Jacks, CEO of CLH, said, “We are pleased with the performance of our operations in Central America. During 2015 we achieved a new historic EBITDA record in Nicaragua, as well as historic volume records in Nicaragua for cement, in Guatemala for ready mix, and in Costa Rica for aggregates.”

CLH’s Financial and Operational Highlights

•	In Colombia, during 2015, domestic gray cement, ready-mix, and aggregates volumes declined by 9%, 3%, and 6%, respectively, compared to 2014. During the fourth quarter domestic gray cement, ready-mix, and aggregates volumes decreased by 8%, 11%, and 16%, respectively, on a year-over-year basis.

•	In Panama, during 2015 our domestic gray cement and ready-mix volumes declined by 9% and 12%, while our aggregates volumes remained flat, compared to the same period last year.

•	In Costa Rica, during the full year, our volumes for domestic gray cement, ready-mix, and aggregates grew by 7%, 14%, and 16%, respectively, compared to 2014.

•	During 2015 we achieved a new historic EBITDA record in Nicaragua, as well as historic volume records in Nicaragua for cement, in Guatemala for ready mix, and in Costa Rica for aggregates.

•	Free cash flow after maintenance capital expenditures reached US$ 249 million during the fourth quarter of 2015, relatively flat compared to 2014.

Carlos Jacks added, “The successful execution of our initiatives during the year lead to a substantial contribution in working capital, positively impacting our Free Cash Flow generation.”

Consolidated Corporate Results

During 2015, controlling interest net income reached US$95 million.

Net debt decreased by US$105 million, to US$1,034 million as of the end of the year compared to 2014.

Geographical Markets fourth quarter 2015 Highlights

Operating EBITDA in Colombia decreased by 32% during 2015 to US$248 million, versus US$363 in 2014, with a decline of 27% in net sales reaching US$725 million during the same period. Adjusting for foreign-exchange fluctuations, our EBITDA in Colombia declined by 6% on a year-over-year basis.

In Panama, operating EBITDA decreased by 16% to US$117 million during the year. Net sales reached US$285 million in 2015, a decrease of 10% compared to the same period last year.

In Costa Rica, operating EBITDA reached US$69 million during the year, remaining flat compared to the same period a year ago. Net sales increased by 9% to US$167 million, on a year-over-year basis.

In the Rest of CLH region, net sales during 2015 reached US$269 million. Operating EBITDA in the year decreased by 7% versus 2014, reaching US$73 million.

CLH is a regional leader in the building solutions industry that provides high-quality products and reliable service to customers and communities in Colombia, Panama, Costa Rica, Nicaragua, El Salvador, Guatemala, and Brazil. CLH’s mission is to encourage the development of the countries where it operates through innovative building solutions that foster well-being.

###

This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CLH to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CLH does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CLH assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating earnings before other expenses, net plus depreciation and operating amortization. Free Cash Flow is defined as operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). All of the above items are prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CLH believes that they are widely accepted as financial indicators of CLH’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CLH’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

2